May 12, 2021

Jonathan Burr and James Lopez

Office of Real Estate & Construction
Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	StartEngine Real Estate REIT 1 LLC
Amendment No. 1 to Offering Statement
Offering Statement on Form 1-A
Filed March 31, 2021
File No. 024-11465

Dear Mr. Burr and Mr. Lopez:

We acknowledge receipt of the comments in the letter dated April 16, 2021 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement of StartEngine Real Estate REIT 1 LLC (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A filed March 31, 2021

General

1.	We note your response to comment 11 and the deletion of the reference to Mr. Chesser and his affiliates having deployed $500 million in 80 properties over 26 years. Please explain to us the particular reasons why you believe none of these programs would require disclosure in Appendix B.

When Mr. Chesser refers to his prior experience of investing over 26 years, a vast majority of those investments were made with personal capital of Mr. Chesser, his family and joint ventures with close colleagues.  In some of the investments, colleagues had control over day-to-day management of the properties and Mr. Chesser was a passive investor.  These investments over many years are personal investments and do not meet the definition of “programs sponsored by the General Partner and affiliates” in Guide 5, with one exception mentioned below.

The exception is with Aii Capital Management as General Partner of the Transformation Housing Fund (the “Fund”), and the related investments made by the Fund.  Aii Capital Management is registered with the SEC and makes regular reporting as required under the Securities Exchange Act of 1934, as amended. The investments of the Fund are reported as a program in Appendix B.

Cover Page

2.	We note the revised disclosure in response to comment 6 and the statement that investor funds are revocable. Please revise to cross reference to a location where you describe the terms and mechanics for revoking.

We have removed the information on the cover page regarding that the funds are revocable. The funds are not revocable. Rather, as noted on the cover page “In the event we have not raised the minimum offering amount by  the date that is one year from the qualification of this offering with the Securities and Exchange Commission, any money tendered by potential investors will be promptly returned by the Escrow Agent” and , as noted in Plan of Distribution, “If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.”

Questions and Answers, page 8

3.	We note your revised disclosure in response to comment 5. Please revise pages 12-13 and where appropriate to indicate, if true, that you will not begin distributions until after acquiring real estate assets and generating revenues.

The Company has modified the answers to “How will distributions be calculated?” and “How often will I receive distributions?” We note that payment of distributions will be based on Net Cash Flow.

Index to the consolidated financial statements, page F-1

4.	Please update your financial statements in your next amendment in accordance with Form 1-A Part F/S.

The Company has updated its financial statements in accordance with Form 1-A Part F/S.

Thank you again for the opportunity to respond to your questions to the Offering Statement of StartEngine Real Estate REIT 1 LLC. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:   Peter McPhun, Securities and Exchange Commission

Shannon Menjivar, Securities and Exchange Commission

Johanna Cronin, Manager of StartEngine Assets LLC